Crowdmed

PROFIT AND LOSS

April - June, 2018

	APR - JUN, 2018	TOTAL
Income		
Sales Income	37,750.73	$37,750.73
Total Income	**$37,750.73**	**$37,750.73**
Cost of Goods Sold		
Panel Expense	4,576.24	$4,576.24
Patient Refund	1,390.12	$1,390.12
Total Cost of Goods Sold	**$5,966.36**	**$5,966.36**
GROSS PROFIT	**$31,784.37**	**$31,784.37**
Expenses		
Advertising		$0.00
Google	467.08	$467.08
Total Advertising	**467.08**	**$467.08**
Bank Charges	537.24	$537.24
Contractor	89.97	$89.97
Clara	897.00	$897.00
Kevin Manning	4,280.00	$4,280.00
Lead Genius/Mobileworks	3,570.00	$3,570.00
Mandy Musselwhite	2,462.50	$2,462.50
Marketmeguru	4,895.00	$4,895.00
MSB Endeavors	3,200.00	$3,200.00
Total Contractor	**19,394.47**	**$19,394.47**
Dues & Subscriptions	225.00	$225.00
Employee		$0.00
Health Insurance	5,187.28	$5,187.28
Lee	30,000.00	$30,000.00
Payroll Fee	1,055.00	$1,055.00
Payroll Tax Expenses	4,582.16	$4,582.16
Thorne	30,000.00	$30,000.00
Total Employee	**70,824.44**	**$70,824.44**
Entertainment	59.94	$59.94
Groceries	59.11	$59.11
Insurance	83.00	$83.00
Insurance - Worker's Comp	271.00	$271.00
Marketing	1,085.50	$1,085.50
Conference	724.00	$724.00
General	135.00	$135.00
Total Marketing	**1,944.50**	**$1,944.50**
Office Expenses	186.97	$186.97
PayPal Fee	82.27	$82.27
Professional Fees		$0.00
Bookkeeping	1,846.90	$1,846.90
Legal	3,052.25	$3,052.25
Total Professional Fees	**4,899.15**	**$4,899.15**

	APR - JUN, 2018	TOTAL
Restaurants/Dining	640.21	$640.21
Shipping/Transport	320.33	$320.33
Software	3,931.13	$3,931.13
Supplies	101.20	$101.20
Taxes (Fed/State/City)	1,873.55	$1,873.55
Telephone Services	2,100.16	$2,100.16
Transportation	1,792.63	$1,792.63
Travel	3,012.32	$3,012.32
Travel Meals	38.85	$38.85
Video Conferencing	29.98	$29.98
Web Hosting	3,590.51	$3,590.51
Web Services	515.02	$515.02
Amazon	1,124.43	$1,124.43
DNSimple	9.00	$9.00
General	264.05	$264.05
Github	123.00	$123.00
Linked In	174.51	$174.51
Salesforce	675.00	$675.00
Sendgrid	62.49	$62.49
Total Web Services	**2,947.50**	**$2,947.50**
Total Expenses	**$119,412.54**	**$119,412.54**
NET OPERATING INCOME	$ -87,628.17	$ -87,628.17
NET INCOME	$ -87,628.17	$ -87,628.17